[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2013
WASH., D.C.
193

13013511

19
3/7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 68382

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Gaming Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 Howard Hughes Parkway, Suite 230
(No. and Street)

Las Vegas (City) Nevada (State) 89169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Welk (702) 866-0714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, Nevada, 89052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DO
3/9/13

OATH OR AFFIRMATION

I, Gregory D. Welk , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Gaming Advisors , as of December 31st , 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

2/28/2013

Notary Public

NOTARY PUBLIC ALYSE DOLCE STATE OF COLORADO

My Comm. Exp. Mar. 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒. (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION GAMING ADVISORS, LLC
(SEC Identification No. 8-68382)

Independent Registered Public Accounting Firm
AUDITORS' REPORT
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
December 31, 2012 and 2011

UNION GAMING ADVISORS, LLC

Table of Contents

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC

We have audited the accompanying balance sheets of Union Gaming Advisors, LLC as of December 31, 2012 and 2011 and the related statements of income, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Gaming Advisors, LLC as of December 31, 2012 and 2011 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I through IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada
February 27, 2013

Corporate Headquarters:
De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049

Union Gaming Advisors, LLC
Balance Sheets
(Audited)

	December 31,	
	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 554,241	$ 434,070
Accounts receivable	25,000	-
Accrued revenues	-	112,500
Prepaid expenses	36,121	20,562
Other current assets	486	656
Total current assets	615,848	567,788
Property & equipment, net	48,219	3,778
Website, net	1,147	2,678
Investment	40,000	-
Total Assets	$ 705,214	$ 574,244
Liabilities and Member's Equity		
Liabilities		
Current liabilities:		
Accounts payable	$ 64,099	$ 9,334
Accounts payable related party	18,742	-
Accrued expenses	41,473	20,771
Unearned revenue	12,500	2,991
Total current liabilities	136,814	33,096
Total liabilities	136,814	33,096
Equity		
Total member's equity	568,400	541,148
Total liabilities and member's equity	$ 705,214	$ 574,244

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statements of Income
(Audited)

	Year ended December 31,	
	2012	2011
Revenues		
Advisory	$ 668,700	$ 521,200
Placement	40,000	67,240
Research	20,000	-
Trading	1,255,970	686,441
Underwriting	150,000	592,649
Total revenue	2,134,670	1,867,530
Operating Expenses		
Fees	382,728	298,151
General	35,084	13,192
Office	42,398	34,591
Professional services	32,206	97,485
Salaries & compensation	814,190	258,093
Systems	113,895	4,949
Travel, meals, & entertainment	161,598	10,152
Total operating costs and expenses	1,582,099	716,613
Income from operations	552,571	1,150,917
Other income (expense)		
Other income	3,280	19
Other expense	(1,599)	(1,319)
Total other income (expense)	1,681	(1,300)
Net Income	$ 554,252	$ 1,149,617
Earners per average membership units	$ 554	$ 1,150
Average membership units outstanding	1,000	1,000

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statement of Member's Equity
(Audited)

	Units		Total Member's Equity
Balance, December 31, 2010	**1,000**	**$**	**166,531**
Member contributions			-
Member distributions			(775,000)
Net income			1,149,617
Balance, December 31, 2011	**1,000**		**541,148**
Member contributions			-
Member distributions			(527,000)
Net income			554,252
Balance, December 31, 2012	**1,000**	**$**	**568,400**

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statement of Cash Flows
(Audited)

	Yeard ended December 31,	
	2012	2011
Cash flows from operating activities		
Net Income	$ 554,252	$ 1,149,617
Adjustments to reconcile net loss from operations to net cash used in operating activities:		
Depreciation and amortization	14,830	2,460
Income derived from receipt of investment	(40,000)	-
Changes in operating assets and liabilities:		
Increase in accounts receivable	(25,000)	-
Decrease (increase) in accrued revenues	112,500	(112,500)
Increase in prepaid expenses	(15,559)	(5,678)
Decrease (increase) in other assets	170	(529)
Increase (decrease) in accounts payable	73,507	(3,498)
Increase in accrued expenses	20,702	7,768
Increase in other current liabilities	9,510	2,991
Net cash from operating activities	704,911	1,040,631
Cash flows from investing activities		
Purchase of property, plant and equipment	(57,740)	(4,708)
Net cash used in investing activities	(57,740)	(4,708)
Cash flows from financing activities		
Capital withdrawals	(527,000)	(775,000)
Net cash used in financing activities	(527,000)	(775,000)
Net change in cash	120,170	260,923
Cash beginning	434,071	173,147
Ending cash and cash equivalents	$ 554,241	$ 434,070
Taxes paid in cash	$ 946	$ -
Interest paid in cash	$ 13	$ 58
Non-cash investing and financing activities		
Investment	$ 40,000	$ -

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of business and organization
Union Gaming Advisors, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and specializes in equity and debt offerings, private placements, mergers and acquisitions, and equity trading.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(iii) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed to conduct securities business in various states.

Managing member of Company
The Company is managed by its sole member, Union Gaming Group, LLC, a Nevada Limited Liability Company.

Company fiscal year end
The Company's fiscal year is December 31.

Reclassifications

Certain 2011 financial statement line items have been reclassified to conform to the current year's presentation.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the statements.

Cash and cash equivalents
Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term instruments with a liquidation provision of three months or less. Receivables from brokers and dealers represent cash deposits held by the Company's clearing firm and are treated as cash equivalents in the Company's balance sheet and statement of cash flows.

Revenue recognition
Revenues from advisory services, commissions, placement, and underwriting fees are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received.

Fair value of financial instruments
The estimated fair values of financial instruments were determined by management using available market information and appropriate valuation methodologies. The carrying amounts of financial instruments including cash approximate their fair value because of their short maturities. For the year ended December 31, 2012, the Company earned a 2% commission in the form of equity in a client business for which the Company helped raise $2mm via private placement. Accordingly, the Company values this asset at $40,000 in the *Other assets* section of its Balance Sheet.

Equipment
Equipment is stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company's equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over a period of five years for furniture and three years for computer and other related equipment.

Website Development Costs
Costs incurred in developing and maintaining a website are charged to expense when incurred for the planning, content population, and administration or maintenance of the website. All development costs for the application, infrastructure, and graphics development are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized using the straight-line method over a three year estimated economic life.

Income taxes
The Company is treated as a disregarded limited liability company for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Company's parent holding company partnership returns and, ultimately on the returns of the parent holding company's members' tax returns. Accordingly, no provision for income tax is included in the financial statements.

Concentration of credit risk
The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). This government corporation insures balances up to $250,000. As of December 31, 2012, the Company maintained $85,448 in a checking account at Wells Fargo Bank, N.A., an FDIC insured institution. The Company's remaining $468,794 in cash equivalents, was held in cash and money funds at the Company's clearing firm, Pershing, LLC.

New accounting pronouncements
There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2012, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

Note 2. Compensating balances

$250,000 of the total $468,794 held at the Company's clearing broker-dealer represents a clearing deposit that must be maintained as a condition of the Company's ongoing clearing relationship with Pershing, LLC. Accordingly, $250,000 of the $468,794 balance is considered a compensating balance.

Note 3. Accounts Receivable

As of December 31, 2012, the Company invoiced a client for $25,000, representing strategic advisory fees to be earned in the second half of December 2012 and the remainder to be earned in early January 2013. The Company received payment in full on all accounts receivable in January 2013.

Note 4. Equipment

The Company's furniture and equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over five years for furniture and three years for computer and related equipment as follows:

			December	
	Cost	Accumulated Depreciation	2012 Net	2011 Net
Televisions	$ 4,359	$ 1,744	$ 2,615	$ 3,487
Computer Equipment	$ 33,220	$ 10,701	$ 22,519	$ 291
Furniture	$ 24,869	$ 1,784	$ 23,085	$ 0
	$ 62,448	$ 14,230	$ 48,219	$ 3,778

Depreciation expense of $14,230 and $930 is included in the statement of operations for the years ended December 31, 2012 and 2011, respectively.

Note 5. Website

The Company's website is valued at cost and amortized using the straight-line method over three years as follows:

			December	
	Cost	Accumulated Amortization	2012 Net	2011 Net
Website	$ 4,590	$ 3,442	$ 1,148	$ 2,678

Amortization of $1,530 is included in the statement of income for the years ended December 31, 2012 and 2011.

Note 6. Unearned revenue

As of December 31, 2012, the Company maintained $12,500 in unearned revenue for billed but unearned fees on a monthly strategic advisory engagement of $25,000. The Company recognized the remaining revenue of $12,500 earned on this engagement on January 15, 2013.

Note 7. Member's equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2012 and 2011, the Company had all of the 1,000 membership units issued.

On November 13, 2009, the Company issued 1,000 membership units to Union Gaming Group, LLC, the Company's managing member, for capital investment totaling $6,000.

During the year ending December 31, 2011 and 2012 members took distributions of $775,000 and $527,000, respectively. No contributions were made by members during the same period.

Note 8. Commitments

On September 28, 2011, Union Gaming Group, the parent holding company and sub-lessor to Union Gaming Advisors, entered into a five year lease, commencing on March 1, 2012, with MS Crescent 3930 Hughes SPV, LLC to rent 2,985 of office space at 3930 Howard Hughes Parkway in Las Vegas, NV.

The following is a schedule of future minimum lease commitments for the Company to its parent holding company:

Year ending December 31,	2013	34,885
	2014	35,931
	2015	37,012
	2016	38,118
	2017	6,384
		$ 152,330

Rent expenses attributable to this commitment for the years ended December 31, 2012 and 2011 was $21,966 and $26,281, respectively.

Note 9. Related Parties

The Company is a wholly owned subsidiary of Union Gaming Group, LLC (UGG). UGG and the Company operate according to a shared services agreement whereby the Company reimburses UGG for one-third of shared office expenses including market data, rent, health insurance, telephone, tech support and internet. For the periods ended December 31, 2012 and 2011, the Company satisfied $90,768 and $83,095, respectively, in shared services obligations under its shared services agreement with UGG. As of December 31, 2012, no further amounts were owed to UGG.

The following schedule details the shared services obligations satisfied under the shared services agreement for the periods ended December 31, 2012 and 2011.

Item	**2012**	**2011**
Market Data	16,667	39,569
Rent	21,966	26,281
Health Insurance	39,178	11,494
Telephone, Tech, & Internet	12,957	5,751
Total	$ 90,768	$ 83,095

Additionally, the Company paid fees to its affiliates Union Gaming Research, LLC ("UGR"), a Nevada State Registered Investment Adviser, and Union Gaming Research Macau Limited ("UGRM"), a Macau-based equity research firm, for the procurement of institutional equity research which was in turn distributed to the Company's clients. The Company paid a total of $120,000 for its affiliates' research during 2012.

Item	**2012**	**2011**
Market Research	120,000	
Total	$ 120,000	$

Note 10. Investment

In November 2012, the Company advised on and helped to source a portion of a $2,000,000 private placement for a client for the purpose of constructing and operating a restaurant (the "Project"). The engagement related to the transaction stated that the Company would be entitled to an equity stake in the client company's Project equaling 3% of the total placement if the Company identified the real estate for the Project and 2% of the total transaction size if the client identified the real estate for the Project. Since the Company did not identify the real estate for the Project, the Company was only entitled to 2% of the total placement which was valued at $40,000 which equaled the fair value of the services provided. The investment is accounted for using the cost method. The Company determined that the fair value of the investment equaled to its carrying value at December 31, 2012.

Note 11. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2012, the Company has net capital, as defined, of $417,427 which was in excess of its required net capital by $317,427 (see schedule I in supplemental information).

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in Member's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2012

	Total Member's equity qualified for net capital	$	568,400
	Additions		-
	Total		568,400
Deductions			
	Accounts receivable and accrued revenue		25,000
	Prepaid expenses		36,121
	Fixed and intangible assets		49,366
	Private equity stake		40,000
	FINRA deposits		486
			150,973
Net Capital			417,427
Minimum Net Capital required			100,000
Excess Capital		$	317,427
Minimum net capital at 120%		$	120,000
Total aggregate indebtedness included in statement of financial condition		$	136,814
Ratio of aggregate indebtedness to net capital			32.78%

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2012

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(ii).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2012

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2012

The following is a reconciliation, as of December 31, 2012 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 417,427
Audit Adjustments:	
None	-
Audited	$ 417,427

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

Independent Registered Public Accounting Firm Report
On Internal Accounting Controls Required by SEC Rule 17a-5

To the Member
Union Gaming Advisors, LLC

In planning and performing our audits of the financial statements and supplemental schedules of Union Gaming Advisors, LLC for the years ended December 31, 2012 and 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Union Gaming Advisors, LLC, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition I which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada

February 27, 2013

DE JOYA GRIFFITH

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Union Gaming Advisors, LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Union Gaming Advisors, LLC.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record and entries found on the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting that the total revenue reported on the audited Form X-17A-5 is $32,372 greater than the amount reported on line 2a of Form SIPC-7 and that the commissions, per Form X-17A-5, is $52,372 greater than the amount reported on line 2c(3) of Form SIPC-7, thus, resulting in the net amount reported on line 2d of Form SIPC-7 to be a net $20,000 less than the total revenue reported, per form X-17A-5, due to a errors related to the accounting for trading commissions which was rectified during the period under audit;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (revenue workpapers and general ledger) noting exceptions as referenced above in item 2 and;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (revenue workpapers and general ledger) supporting the adjustments noting exceptions as referenced above in item 2.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada
February 27, 2013